SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

A&Q Long/Short Strategies Fund LLC
(Name of Issuer)

A&Q Long/Short Strategies Fund LLC
(Name of Person(s) Filing Statement)

Limited Liability Company Interests
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Nicole Tortarolo
UBS Asset Management (Americas) LLC
787 Seventh Avenue
New York, New York 10019
(203) 719-1428
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Brad A. Green, P.C.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
(212) 446-4800

September 30, 2024
(Date Tender Offer First Published,
Sent or Given to Security Holders)

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO relates to a tender offer by A&Q Long/Short Strategies Fund LLC, a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), to purchase limited liability company interests in the Fund (the "Interests"). Subject to the conditions set forth in the Offer to Purchase and related Letter of Transmittal (attached as Exhibit (a)(1)(ii) and Exhibit (a)(1)(iii), respectively), the Fund will purchase up to $17,000,000 in Interests that are tendered and not withdrawn prior to the end of the day on October 28, 2024, at 12:00 midnight, New York time, subject to any extensions of the Offer to Purchase. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference with respect to Items 1, 2, 4 through 9 and 11 of this Schedule TO.

ITEM 3.	Identity and Background of Filing Person.

(a)            The name of the filing person is A&Q Long/Short Strategies Fund LLC. The principal executive office of the Fund and UBS Asset Management (Americas) LLC (the "Adviser") is located at 787 Seventh Avenue, New York, New York 10019 and the telephone number is (203) 719-1428. The Fund's Executive Officers are: Nicole Tortarolo, Principal Executive Officer; Martin Fuchs, Principal Accounting Officer; and Michael D. Lemos, Chief Compliance Officer. The Fund's Directors are: Virginia G. Breen; Heather R. Higgins; and Stephen H. Penman. The address of the Fund's Executive Officers and Directors is c/o UBS Asset Management (Americas) LLC, 787 Seventh Avenue, New York, New York 10019.

ITEM 10.	Financial Statements.

(a)      (1)      Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to investors pursuant to Rule 30b1-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), and filed with the Securities and Exchange Commission (the "SEC") pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

Audited financial statements for the year ended December 31, 2022, previously filed with the SEC on Form N-CSR on March 7, 2023;

Audited financial statements for the year ended December 31, 2023, previously filed with the SEC on Form N-CSR on March 8, 2024; and

Unaudited financial statements for the six-month period ended June 30, 2024, previously filed with the SEC on Form N-CSR on September 6, 2024.

(2)            The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended. The Fund does not have shares, and consequently does not have earnings per share information.

(3)            Not applicable.

(4)            The Fund does not have shares, and consequently does not have book value per share information.

(b)            The Fund's assets will be reduced by the amount of the Interests purchased in the tender offer. Thus, income relative to assets may be affected by the tender offer. The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 12(a).	Exhibits.

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)	Form of Letter of Transmittal.

(a)(1)(iv)	Form of Notice of Withdrawal of Tender.

(a)(1)(v)	Forms of Letters from the Fund to Investors in connection with acceptance of offers of tender.

(a)(2)-(5)	Not applicable.

(b)-(h)	Not applicable.

ITEM 12(b).	Filing Fees.

Filing Fee Exhibit.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

A&Q LONG/SHORT STRATEGIES FUND LLC

By:	/s/ Nicole Tortarolo
	Name:	Nicole Tortarolo
	Title:	Authorized Signatory

September 30, 2024

EXHIBIT INDEX

Exhibit

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)	Form of Letter of Transmittal.

(a)(1)(iv)	Form of Notice of Withdrawal of Tender.

(a)(1)(v)	Forms of Letters from the Fund to Investors in connection with acceptance of offers of tender.

(a)(2)-(5)	Not applicable.

(b)-(h)	Not applicable.

Filing Fee Exhibit.